Mail Stop 6010   February 1, 2008

Corporation Service Company
1133 Avenue of the Americas
Suite 3100
New York, NY 10036

Re: Evotec Aktiengesellschaft
Registration Statement on Form F-4
File No. 333-148488
Filed January 7, 2008

Dear Sir or Madam:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that our comments on your request for confidential treatment will be provided under separate cover.

2. Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to the security holders of either company.

3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

4. It appears that waiver by Renovis of some of the conditions to the merger agreement could occur potentially resulting in materially adverse changes for Renovis shareholders and triggering a recirculation requirement. One example might be the condition that the Evotec ADSs that will be issued to Renovis' shareholders be listed on the NASDAQ Global Market. Please revise the proxy statement/prospectus to disclose which of the conditions to the merger Renovis' management may consider waiving and whether the registrant would recirculate the prospectus to Renovis' shareholders as to each of these waivable conditions. Provide us with an analysis supporting the registrant's and Renovis' apparent determination that recirculation would not be necessary as to each such waivable condition for which Evotec would not undertake to recirculate the prospectus.

Outside Front Cover Page of the Proxy Statement/Prospectus

5. Please revise your disclosure to state the trading symbol of the Evotec AG ordinary shares traded on the Frankfurt Stock Exchange.

6. You indicate that "the Evotec AG ADSs will be listed on the NASDAQ Global Market." This statement is inappropriate as you do not know if the listing will be granted. Please revise your disclosure here and throughout the proxy statement/prospectus to state that you plan to apply for such listing or that you have applied for such listing.

Where You Can Find More Information

7. We note that the list of Current Reports on Form 8-K incorporated by reference does not include the Current Reports filed on January 8, 2007, January 23, 2007 and February 1, 2007. Please revise the list to include these three Current Reports. Also, please include the Current Report filed on January 11, 2008 and any subsequent Current Reports that are filed before the date of the proxy statement/prospectus.

Summary

General

8. Please expand your disclosure in the Summary section to describe under a separate subheading the business reasons for the merger transaction from both Evotec's and Renovis's perspective. You should discuss Evotec's perspective in addition to Renovis's perspective because the stockholders of Renovis will become stockholders of Evotec if they approve the merger transaction. If the managements of Evotec and/or Renovis considered the development programs and products of each other and how these would

intersect or other factors such as financial or technical resources, please also describe such considerations.

9. Please expand your disclosure in the Summary section to describe under a separate subheading the principal risks relating to the merger.

The Companies, page 4

10. Please revise your disclosure in this section to clarify, as to both Renovis and Evotec, whether they have any approved products that are being sold commercially. If either company has any approved products that are being sold commercially, they should be identified. With respect to major pipeline products for each of the companies, please indicate the current stage of development (for example, preclinical, Phase I, Phase II, Phase III trials).

11. This section and/or the Description of Evotec's Business section of your proxy statement/prospectus contain technical terms. Please replace or provide an explanation of the following terms where you first use them in each of those sections:

- partial positive allosteric modulator (pPAM) of the GABAA receptor complex;
- subtype selective NMDA receptor antagonist;
- MAO-B inhibitor;
- vanilloid receptor;
- purinergic receptors;
- proof-of-concept;
- high-throughput and high-content screening;
- partial agonistic activity;
- objective polysomnography measures; and
- double-blind, placebo controlled cross-over study.

The Renovis Stockholders' Meeting, page 5

Vote Required, page 5

12. The disclosure in this section includes a fifteen-line sentence that appears to be incomplete. The meaning and purpose of this disclosure is not clear. Please redraft this section to use shorter sentences and to clarify the meaning and purpose of the disclosure.

The Merger, page 6

Merger Consideration, page 6

> 13. Please revise this section to also disclose the percentage of Evotec that Renovis's stockholders will own after the consummation of the merger.

Interests of Renovis's Directors and Executive Officers in the Merger, page 9

> 14. Please briefly identify and describe in this section the conflicts or differing interests of Renovis's directors and officers as compared to those of Renovis's stockholders.

Comparative Stock Prices and Dividends, page 11

Stock Prices, page 11

> 15. Please explain why the amounts shown in euros were converted from dollars at the exchange rate on September 28, 2007 and not the exchange rates on September 18, 2007 and January 3, 2008.

Comparative per Share Information, page 11

> 16. Please revise your disclosure to also provide equivalent pro forma per share book value and loss data.

> 17. Please expand your disclosure to clarify why the rate as of September 28, 2007 is appropriate for both periods. This comment also applies to the summary historical financial data presented on page 13.

> 18. Please revise to present financial information only for the most recent fiscal year and interim period. See refer to the Instructions to paragraphs (e) and (f) to Item 3 of Form F-4.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 15

> 19. Please revise your description of per share data to clarify that the amounts are based on net loss from continuing operations.

Risk Factors

The value of Evotec AG ordinary shares and Evotec AG ADSs may decrease significantly…,
page 16

20. Please revise this risk factor to provide some examples that quantify how a decrease in
the market price of Evotec AG's ordinary shares or ADSs common stock would impact
the value of the merger consideration to be received by Renovis's stockholders.

The integration of Renovis into the Evotec group may be difficult and expensive to achieve…,
page 16

21. Please expand your risk factor to discuss how long you estimate the integration period
will last, what the material costs of the integration will be, and whether any third party
has indicated its intention to terminate a material agreement or to defer or delay a
decision in response to the merger.

22. This risk factor appears to cover two separate risks: (1) the risks relating to the difficulty
and cost of integrating Renovis into the Evotec group, and (2) the risks relating to not
achieving the integration benefits that Evotec AG currently anticipates. Please revise
your disclosure to include two separate risk factors, with appropriate titles.

Officers and directors of Renovis may have interests in the merger…, page 16

23. Please revise to quantify the compensation or other benefits that the officers and directors
will receive in connection with the merger, including any expected amount of cash
payable (including retention and severance payments). Additionally, please disclose the
weighted average exercise price or the range of exercise prices of stock options that will
accelerate in connection with the merger.

Evotec may be unable to utilize Renovis's net operating loss carry-forward, page 17

24. Please revise to quantify the amount of Renovis's net operating loss carry-forward.

The price of the ordinary shares of Evotec AG has fluctuated significantly…, page 17

25. To illustrate the fluctuations of Evotec's share price, please provide a range of Evotec's
share price during the past two years. Please note, it is not necessary to provide a market
price table. Disclosure of the high and low price during this time period is sufficient.

The rights of shareholders in German companies differ in material respects…, page 19

26. The heading for this risk factor does not express a risk. Please revise the heading to express a risk rather than a fact.

Evotec is an early-stage biopharmaceutical company without commercial products…, page 20

27. Please expand your disclosure to state the current stage of clinical development for each of EVT 201, EVT 101 and EVT 302.

Evotec depends on intellectual property licensed from third parties…, page 22

28. Please expand your risk factor to disclose, if applicable, any litigation, threats of litigation or discussions with third parties that Evotec or its collaborators have had related to Evotec's licensed intellectual property.

Evotec depends on the efforts of its strategic collaborative partners…, page 22

29. Please expand your risk factor to state the expiration of these agreements and the material terms of the termination provisions.

30. Please describe Evotec's obligations under the agreements in order for Evotec not to be in breach of its collaboration agreements. Also, please describe the extent to which Evotec has met such obligations.

If Evotec cannot raise additional capital on acceptable terms…, page 24

31. The disclosure indicates that Evotec may seek funding through sales of its securities, which may significantly dilute existing shareholders. This risk should be described in a separate risk factor with an appropriate title. Please revise.

Currency fluctuations may expose Evotec to increased costs…, page 25

32. Please revise your disclosure to quantify any material negative impact that exchange rate fluctuations have had on operating results in the past.

Evotec expects to record a significant amount of goodwill…, page 25

33. Please quantify the amount of goodwill and other intangible assets that you expect to carry on your balance sheet.

Evotec is dependent on patents and proprietary technology…, page 26

34. Please expand your disclosure here and on page 122 to state the number of patents you have filed, how many of those were granted, how many of those are still pending, and the specific diseases to which the patents relate. Please provide similar disclosure for patents you co-own or license from others.

If Evotec's partners, licensees or contract manufacturers of its products fail to devote sufficient time and resources…, page 30

35. Please identify the third parties that you substantially rely on for the manufacturing of your product candidates. Also, to the extent you have any agreements with such parties, please so indicate and describe in your Business section the material terms of the agreements. You should also file the agreements as exhibits to the registration statement, if material. If you have determined that you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of parties that you engage to manufacture your product candidates.

If Evotec is unable to retain and recruit qualified scientists…, page 32

36. Please provide the names and positions of all individuals who you consider to be key employees. Also, please disclose whether you have employment agreements with these employees and, if so, the material terms of the termination provisions in those agreements.

37. To the extent that you have experienced problems attracting and retaining qualified employees in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company or Renovis in the near future, please revise the discussion to disclose this information.

Evotec faces potential product liability exposure …, page 33

38. Please provide appropriate disclosure, if applicable, about known pending threats of product liability claims.

39. Please disclose your level of product liability insurance coverage. Please also disclose the cost to you of such coverage, if material.

Evotec's activities involve biological, genetically modified and hazardous materials…, page 33

40. Please disclose whether you have insurance coverage for the use of biological, genetically modified and hazardous materials and, if so, please also disclose the level of such coverage and, if material, the cost to you of such coverage.

Special Note Regarding Forward-Looking Statements and Market Data, page 35

41. We note the statement that the joint proxy statement/prospectus includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. As Evotec is not currently a U.S. reporting company, Evotec is not eligible for the safe harbor. Please revise to clarify that the safe harbor does not apply to forward-looking statements relating to Evotec.

Renovis Stockholders' Meeting, page 38

Stockholders Entitled to Vote; Quorum; Vote Required; Voting Agreements, page 38

42. Please revise your disclosure in this section to clarify that neither Evotec, nor affiliates of Evotec, own any shares of Renovis common stock entitled to vote at the special meeting. If this is not the case, please disclose the shares of common stock held by Evotec and Evotec affiliates and identify the affiliates.

Solicitation of Proxies, page 39

43. Please disclose the amount that MacKenzie Partners, Inc. will be paid in connection with the solicitation of proxies.

The Merger, page 40

Background of the Merger, page 40

44. Please note that each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Supplementally, please confirm that you have described all preliminary and final reports.

45. Please disclose the name of the "outside consulting firm" hired by Renovis during the spring of 2006. In addition, please revise your disclosure to describe the nature of the "further advice" sought and received in November of 2006 in light of Renovis's new profile following SAINT II. If this outside consulting firm is not Cowen, please also disclose the role that the outside consulting firm played after November 2006 and the reason why Cowen, and not that outside consulting firm, discussed a valuation range in March 15, 2007.

46. We note your disclosure on page 41 stating that on March 15, 2007 Cowen and Dr. Stelios Papadopoulos discussed a valuation range for the consideration to be paid to Renovis stockholders. This appears to be the first time you refer to Dr. Papadopoulos in your proxy statement/prospectus. Please revise your disclosure to describe who Dr. Papadopoulos is and his relationship with Renovis.

47. We note that on March 15, 2007 Renovis entered into a mutual non-disclosure agreement with Company B and, on March 20, 2007, Renovis management updated the board on potential merger transactions with Company B. There is no further disclosure about the possible transaction with Company B. Please revise your disclosure to describe why a transaction with Company B did not progress.

48. Please revise your disclosure to describe why a transaction with Company D did not progress. We note that Renovis entered into a mutual non-disclosure agreement with Company D on June 1, 2007.

49. On page 42 you disclose that Company C had expressed an interest in a strategic transaction with Renovis but at a low valuation. Please disclose that valuation.

50. You disclose on page 44 that, on September 16, 2007, the Renovis board indicated its support for the transaction provided that "certain terms were accepted." Please describe what those certain terms were and whether they were ultimately accepted by Evotec.

51. If applicable, please disclose how the consideration offered by Evotec compared to that proposed by some of the other potential strategic partners.

52. Please disclose whether Renovis had discussions with any of its suppliers, collaboration partners or other significant third parties regarding the potential transaction. If so, please discuss the outcome of those discussions.

Renovis's Reasons for the Merger; Recommendation of the Renovis Board of Directors, page 45

Reasons for the Merger Identified by the Renovis Board of Directors, page 45

53. We note that Renovis's board of directors considered that the combined company could take advantage of the complementary nature of Evotec's clinical program and earlier stage drug discovery programs and Renovis's preclinical programs. Please revise your disclosure here and elsewhere in the prospectus to described more specifically which programs and products are complementary and why that is so.

Opinion of Renovis's Financial Advisor, page 48

54. We note that you disclose the exchange ratio range based on several different analyses. Please revise this section to also disclose the actual exchange ratio for Renovis's shares

under the terms of the merger agreement. Disclosure of that information in this section will better allow stockholders to understand and compare the valuation.

55. We note the reference to "certain of [Cowen's] written analyses" that were delivered to the board on September 18, 2007. Information about any reports, opinions or appraisals that are materially related to the transaction and referred to in the proxy statement/prospectus is required to be disclosed in the proxy statement/prospectus and filed as an exhibit. Please consider the need to provide additional disclosure about these written analyses provided to the board and provide us a copy of these written analyses for our review.

56. We note that Cowen reviewed certain internal financial analyses, financial forecasts, reports and other information concerning Renovis and Evotec prepared by the managements of Renovis and Evotec, respectively. To the extent this, or other non-public information supplied to Cowen differed materially from publicly available information, please disclose this information in the filing.

57. Please disclose whether any companies or transactions meeting the selection criteria for the analysis of selected publicly traded companies, the analysis of selected transactions and the analysis of premiums paid in selected transactions were excluded from the analyses and, if so, the reasons for making such exclusions.

58. Please revise your description of the analysis of selected publicly traded companies, the analysis of selected transactions and the analysis of premiums paid in selected transactions to provide additional disclosure about the underlying data used to calculate the values appearing in the respective tables. For example, it may be helpful for security holders to understand whether there were high, low, average or median values calculated. It may be useful for security holders if this additional information is disclosed in tabular format.

59. Please identify the 19 transactions that Cowen reviewed in connection with the analysis of selected transactions. Also, please indicate the specific month and year when each of those transactions took place.

60. We note the description of the discounted cash flow analysis prepared by Cowen. We further note that Cowen relied on financial forecasts provided by management of Renovis when preparing the discounted cash flow analysis. Please revise your description of the discounted cash flow analysis to disclose the financial forecasts used. Please disclose the multiples of revenue used.

61. Please expand your description of the discounted cash flow analysis to disclose the "certain assumptions" upon which that analysis was based. Also, please disclose whether

the discounted cash flow analysis assumed the divesture of the Chemical Development Business.

62. The acronym LTM appearing on page 51 appears not to have been previously defined. Please revise your disclosure to define this term. Also, if there were high, low, average or median multiples calculated, please disclose that information in tabular format.

63. Please identify the "selected publicly traded companies and selected transactions for mature large cap pharma companies." Also, please explain why these companies and transactions are different from the companies and transactions used in the analysis of selected publicly traded companies and the analysis of selected transactions.

64. Please disclose Renovis's and Evotec's forecasts upon which the pro forma analysis was based. Also, please disclose what was Cowen's conclusion based on this pro forma analysis.

65. We note that your disclosure in this section of the proxy statement/prospectus does not provide a quantitative description of the fees paid or to be paid to Cowen. Please revise to quantify the fees and expenses Cowen is entitled to upon consummation of the merger. Please disclose what portion of the fee is contingent on the consummation of the merger.

Accounting Treatment, page 60

66. Please expand your disclosure to discuss the material differences between IFRS and U.S. GAAP in the application of the purchase method. For example, disclose how acquired in process research and development projects, currently estimated at €40.0 million, will be recorded under U.S. GAAP.

The Merger Agreement, page 63

Representations and Warranties, page 64

67. Some of the representations disclosed are vague. For example, what are Renovis and Evotec required to represent about employee benefit plans? What is Renovis required to represent about material contracts? What is Evotec required to represent about pension commitments? Please revise the discussion about the representations and warranties to clarify the representations that each party is required to make.

Selected Historical and Pro Forma Financial Data, page 79

Unaudited Pro Forma Condensed Combined Financial Information, page 83

68. Please expand your disclosure to clarify why the acquisition of Neuro3d in March 2007 is not included in the pro forma statements of operations.

Unaudited Pro Forma Condensed Combined Balance Sheet Data, page 84

69. Please revise the title of the balance sheet data to highlight that it is prepared under U.S. GAAP similar to your statements of operations data on page 85.

Footnotes to the unaudited pro forma statements, page 85

70. You disclose that the purchase price allocation is based on information available and expectations and assumptions deemed reasonable by Evotec's management. Please clarify, if true, that in management's opinion the purchase price allocation is not expected to materially differ from the final allocation; otherwise, present additional pro forma information to give effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.

71. It appears that the purchase price allocated to current assets is greater than the Renovis historical amount. If true, tell us the reason for this fair value adjustment and why there is no pro forma adjustment.

Pro Forma Adjustments – Merger, page 86

72. Refer to pro forma adjustment (3). Please tell us and disclose why you eliminated the deferred revenues of Renovis.

73. Where there are multiple adjustments for a financial statement line item, please quantify the amount for each individual adjustment in the notes and on the face of the financial statement.

Evotec Management's Discussion and Analysis of Financial Condition and Results of Operations, page 88

Research and Development Expenses, page 92

74. We note that Evotec is currently targeting entering into an outlicensing agreement during 2008 with a pharmaceutical company to conduct Phase III clinical trials and to develop, manufacture and distribute EVT 201. If you enter into such agreement prior to the time this registration statement is declared effective, please describe the material terms of the agreement in your business section and file a copy of the agreement as an exhibit to the registration statement.

Contractual obligations and commitments, page 103

75. Please revise your table to include the interest payments on your debt obligations. In addition, it appears that you have several license agreements with future milestone and royalty payments that are not reflected in the table of contractual obligations. Please include these commitments in the table or expand your disclosure to discuss the terms of each significant arrangement.

Critical Accounting Policies, page 104

76. It appears that revenue recognition is a critical accounting policy. Please expand your disclosure to discuss your revenue recognition policy or explain to us why you believe this accounting policy is not critical to the judgments and estimates used in the preparation of your consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Rate Risk, page 105

77. Provide the quantitative disclosures about this market risk using one of the three disclosure alternatives required by Item 11 of Form 20-F.

78. Provide qualitative information describing your primary market risk within this category, as required by Item 11 of Form 20-F. Also, discuss any changes in either your primary market risk exposures in the current year or how you managed these exposures compared to the conditions existing in the prior year, and any known trends expected in the future.

Description of Evotec's Business, page 108

General

79. Please describe in your business section any plans you may have relating to the operation of Renovis as a subsidiary of Evotec.

80. Please revise your business section to disclose the date when you filed the IND for each of your drug candidates and the status of each of those INDs.

Products in Clinical Development, page 113

EVT 201, page 113

Clinical Status, page 113

81. You disclose that you found highly statistically and clinically meaningful effects on both the Latency to Persistent Sleep and Total Wake Time in the second half of the night. Please revise to disclose the p-values. Also, please disclose the p-values for the reduction of TWT for all hours of the night.

EVT 101, page 114

Alzheimer's Disease and Neuropathic Pain Overview, page 114

82. Please revise your disclose to state the sources for the following statements:

- Approximately 5% of individuals over age 65 are affected with AD, loosely divided into mild, moderate and severe stages of AD, depending on the patient's intellectual capacity level and ability to function.
- The number of individuals with AD across the seven major global markets today is estimated to be five million, excluding individuals who demonstrate AD symptoms but who are not confirmed to have and are not diagnosed with AD.
- As a result of the aging world population, this number is expected to increase three-fold by 2050.
- …the AD treatment market has experienced a compound annual growth rate in global revenues of over 35% between 2001 to 2004, up to $2.5 billion dollars.

EVT 101 As A Treatment For Alzheimer's Disease and Neuropathic Pain, page 116

83. We note your disclosure that EVT 101 "has shown strong efficacy" in preclinical studies. Since preclinical trials are not designed to test efficacy for FDA approval purposes, please expand your disclosure to describe:
- what efficacy endpoints you were measuring and what you observed,
- the number of subjects tested,
- whether statistical analysis of these results was performed and, if so, the results of the analysis, and
- the differences between what you did and the repetitive and rigorous testing you will have to do to establish that your product is efficacious enough to be approved by the FDA.

Clinical Status, page 116

84. We note that the FDA has asked Evotec to conduct additional preclinical studies prior to the start of a Phase II for EVT 101. Please expand your disclosure to describe the additional preclinical studies that you must conduct.

EVT 302, page 117

Smoking Cessation Overview, page 117

85. Please revise your disclose to state the sources for the following statements:

- In the United States alone, there are more than 45 million smokers, 70% of which report a desire to quit, with the average smoker making six to nine attempts to quit during his or her lifetime.
- If current smoking patterns continue, it will cause some 10 million deaths each year by 2020.
- Tobacco is the fourth most common risk factor for disease worldwide.

Roche Licensing Arrangements, page 120

86. Please revise your disclosure to describe the term and termination provisions of the licensing agreements with Roche.

Strategic Partnerships and Collaborations, page 120

General

87. Please revise your disclosure to describe for each licensing or collaboration agreement the aggregate potential milestone payment.

Boehringer Ingelheim, page 120

88. Please revise your disclosure to state the source of the statement that "26 of the top 100 pharmaceutical products are compounds that target GPCRs, which in total accounted for annual sales of over $30 billion in 2004."

Patents, Trade Secrets and Licenses, page 121

Patents, page 122

89. Please expand your disclosure to describe whether you or Roche are responsible for the protection of patents related to EVT 201, EVT 302 and EVT 100 Series.

Competition, page125

90. Please revise your disclosure to name key competitors.

Employees, page 127

91. We note that you disclose that the number of employees as of October 31, 2007 has changed significantly compared to the numbers as of September 30, 2007, which include 190 employees in the former Chemical Development Business. However, since Chemical Development Business was not sold until November 30, 2007, the tabular disclosure provided shows that the number of employees as of October 31, 2007 actually increased by 8 employees from September 30, 2007. Please revise the tabular disclosure and the following paragraph to describe the number of employees as of November 30, 2007 or a later date.

Supervisory Board, Management Board and Senior Management of Evotec AG, page 166

Supervisory Board, page 167

Compensation, page 171

92. Please update your disclosure to describe compensation paid during the fiscal year ended December 31, 2007.

Management Board, page 173

Compensation, page 176

93. Please update your disclosure to describe compensation paid during the fiscal year ended December 31, 2007.

Senior Management (Management Team), page 176

Compensation, page 177

94. Please update your disclosure to describe compensation paid during the fiscal year ended December 31, 2007.

Conflicts of Interest, page 185

95. We note your disclosure that "With exception of the transactions and legal relationships described in the section '—Related Party Transactions' there are no other significant transactions, legal relationships or other conflicts of interest regarding relations between Evotec and its Supervisory and Management Board and the senior managers or their spouses and relatives in the first degree." However, since you indicate that you do not

have any related party transaction under the heading "Related Party Transactions," please revise your disclosure under "Conflicts of Interest" to clarify that there are none.

Taxation, page 190

U.S. Federal Income Tax Consequences of the Merger, page 191

96. Currently, your discussion of the tax treatment of the merger reads as if the tax opinion will not be delivered until sometime after effectiveness. Please note that tax counsel will need to file an executed and dated tax opinion regarding the tax free (or taxable) nature of the merger under U.S. tax law prior to going effective. Please revise your disclosure to identify the U.S. tax counsel, clarify that counsel has rendered an opinion and discuss the nature of that opinion. Furthermore, the disclosure as currently written provides an alternative tax treatment assuming that the transaction is not tax free. It is unclear why this disclosure is provided and whether tax counsel's opinion will opine that the transaction is tax free or not tax free. Please revise.

Legal and Tax Matters, page 204

97. We note your disclosure that the "validity of the Evotec ADSs (including the underlying Evotec ordinary shares) offered by this proxy statement/prospectus will be passed upon for Evotec by Freshfields Bruckhaus Deringer, Evotec's German and U.S. counsel." The legal opinion filed as Exhibit 5.1, however, relates only to the Evotec ordinary shares underlying the ADSs and is limited to German law. Please revise your disclosure accordingly.

Glossary, page G-1

98. Instead of defining terms in a glossary, whenever possible, please include a definition of each term when you first use it in your proxy statement/prospectus. Please see Rule 421(b) of Regulation C.

Exhibits

99. Please reflect in your exhibit index that the consent of Freshfields Bruckhaus Deringer is included in Exhibit 5.1. Also, please file the consents of Latham & Watkins and Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.

100. It appears that the agreement with CHDI described on page 121 of the proxy statement/prospectus may be a material contract required to be filed under Item 601 of Regulation S-K. Please file this agreement as an exhibit to the registration statement, or alternatively, provide us your analysis of why you are not required to file this agreement.

101. Please file the consents of Dr. Corey S. Goodman and John P. Walker as required by Rule 438 of Regulation C.

Signatures, page II-5

102. Please revise your registration statement to include the signature of your controller or principal accounting officer.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dana Hartz at (202) 551-3648 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Daniel Follansbee, Esq.
        Ted Grannatt, Esq.
        Mintz, Levin, Cohn, Ferris,
        Glovsky and Popeo, P.C.
        One Financial Center
        Boston, MA 02111